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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 4)*


                                 MIGRATEC, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   681965 10 9
                                 (CUSIP Number)

                                  May 31, 2001
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 681965 10 9                                                Page 2 of 5


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1.   Name of Reporting Person
     I. R. S. Identification No. of Above Person (entities only)

     MT Partners, L.P.
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2.   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                         (b) [ ]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization                                  Texas

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                    5.       Sole Voting Power                     14,725,700(1)

Number of

Shares              6.       Shared Voting Power                             -0-

Beneficially

Owned by

Each                7.       Sole Dispositive Power                14,725,700(1)

Reporting

Person With
                    8.       Shared Dispositive Power                        -0-
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person  14,725,700(1)

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       [ ]

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11.  Percent of Class Represented by Amount in Row (9)                  13.9%(2)

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12.  Type of Reporting Person*                                                PN

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(1) As of May 31, 2001, includes 9,800,000 shares issuable upon conversion of a convertible promissory note. Marshall B. Payne ("Payne") exercises voting control over these shares on behalf of Cardinal Holding Corporation ("Cardinal"), the General Partner of MT Partners, L.P. ("MT Partners").

(2) Based on a total of 96,085,609 shares outstanding as of May 31, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 681965 10 9                                                Page 3 of 5



ITEM 1(a).        NAME OF ISSUER:

         MigraTEC, Inc., a Delaware corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         11494 Luna Road, Suite 100, Farmers Branch, Texas 75234

ITEM 2(a).        NAME OF PERSON FILING:

         MT Partners, L.P.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         500 Crescent Court, Suite 250, Dallas, TX, 75201

ITEM 2(c).        CITIZENSHIP:

         MT Partners, L.P.'s place of organization is Texas

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.001 par value per share

ITEM 2(e).        CUSIP NUMBER:

         681965 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.           OWNERSHIP AS OF MAY 31, 2001.

         (a)      Amount beneficially owned:                                               14,725,700(1)

         (b)      Percent of class:                                                             13.9%(2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote                            14,725,700(1)

                  (ii)     Shared power to vote or direct the vote                                    -0-

                  (iii)    Sole power to dispose or to direct the disposition of            14,725,700(1)

                  (iv)     Shared power to dispose or to direct the disposition of                    -0-


(1) As of May 31, 2001, includes 9,800,000 shares issuable upon conversion of a convertible promissory note. Payne exercises voting control over these shares on behalf of Cardinal, the General Partner of MT Partners.

(2) Based on a total of 96,085,609 shares outstanding as of May 31, 2001.



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CUSIP No. 681965 10 9                                                Page 4 of 5



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 681965 10 9                                                Page 5 of 5



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2001                         MT PARTNERS, L.P.

                                      By:  CARDINAL HOLDING CORPORATION
                                           General Partner

                                           By:  /s/ Debbie Crady
                                               ---------------------------------
                                               Name:   Debbie Crady
                                               Title:  Vice President